Exhibit 99.1

SciSparc Granted 180-Day Extension by Nasdaq to Regain Compliance with Minimum Bid Requirement

No Immediate Effect on Nasdaq Listing or Trading of the Company’s Ordinary Shares

TEL AVIV, Israel, Jan. 15, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, today announced that it has received a notification letter from Nasdaq Stock Market LLC (“Nasdaq”) that the Company has been granted an additional 180-day compliance period, or until July 14, 2025 to regain compliance with Nasdaq’s minimum bid price rule.

Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and if necessary, by effecting a reverse share split.

In a notification letter dated July 16, 2024, Nasdaq had first informed the Company that, based on the previous 30 consecutive business days, the Company’s ordinary shares no longer met the minimum $1.00 bid price per share requirement and in accordance with Nasdaq’s Listing Rules, the Company was provided 180 calendar days, or until January 13, 2025, to regain compliance. The Company did not regain compliance with the minimum $1.00 bid price per share requirement during the first 180-calendar-day compliance period and submitted a written request to the Nasdaq’s staff to afford it an additional 180-day compliance period to cure the deficiency, which it was granted in a notification letter dated January 14, 2025.

If at any time before July 14, 2025, the closing bid price of the Company’s ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with this Nasdaq rule and this matter will be closed. However, Nasdaq may, in its discretion, require the Company’s ordinary shares to maintain a bid price of at least $1.00 for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance.

This current notification from Nasdaq has no immediate effect on the listing or trading of the Company’s ordinary shares, which will continue to trade on the Nasdaq Capital Market under the symbol “SPRC.”

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses regaining compliance with Nasdaq’s continued listing requirements, and the timing and effect thereof as well as potentially effecting a reverse stock split. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055